UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2017

SELECT BANCORP, INC.
(Exact Name of Registrant as Specified in Charter)

North Carolina	000-50400	20-0218264
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 W. Cumberland Street, Dunn, North Carolina	28334
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (910) 892-7080

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

❑	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❑	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On December 12, 2017, Select Bancorp, Inc. (the “Company”) held a special meeting of shareholders. The voting results of the two proposals submitted to shareholders at the special meeting are set forth below. Each proposal submitted to shareholders was approved by the shareholders entitled to vote at the special meeting. The proposals below are described in greater detail in the Joint Proxy Statement/Prospectus, dated as of October 26, 2017 and previously filed by the Company with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form S-4 (File No. 333-220670).

Proposal 1: Proposal to approve the Agreement and Plan of Merger and Reorganization dated July 20, 2017, or the merger agreement, by and among the Company, Select Bank & Trust Company, Premara Financial, Inc. (“Premara”) and Carolina Premier Bank, pursuant to which Premara will merge with and into the Company, and the Company will issue shares of its common stock pursuant to the terms of the merger agreement.

For	Against	Abstain	Broker Non-Votes

8,346,121	100,891	10,265	-0-

Proposal 2: Proposal to authorize management to adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

For	Against	Abstain	Broker Non-Votes

8,320,462	120,203	16,612	-0-

Since sufficient votes were present at the special meeting to approve the merger agreement, management did not elect to exercise its discretion under Proposal 2 to adjourn the special meeting to a later date. Approximately 71.6% of the votes eligible to be cast on the merger proposal voted for approval of the merger agreement.

Item 8.01.	Other Events.

On December 12, 2017, the Company and Premara jointly announced that they have received all required shareholder and regulatory approvals for the mergers contemplated by the merger agreement.

The closings of the mergers of the Company and Premara and their subsidiary banks are expected to occur on December 15, 2017.

A copy of the joint press release is filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press Release dated December 12, 2017

 Cautionary Statement Regarding Forward-Looking Statements

This report, including information incorporated by reference herein, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. These forward-looking statements involve a number of risks and uncertainties.

The Company cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving the Company and Premara, the Company and Premara’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company’s Form 10-Q filed with the SEC on November 9, 2017. Additional risks and uncertainties relating to the proposed merger include: the risk that a condition to closing of the merger may not be satisfied; the time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors. Each forward-looking statement speaks only as of the date of the particular statement and except as may be required by law, neither the Company nor Premara undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, the Company has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-220670) that contains a joint proxy statement/prospectus of the Company and Premara. The Company has also filed with the SEC other relevant materials in connection with the proposed merger, and the Company and Premara have mailed the joint proxy statement/prospectus to their respective shareholders.

SHAREHOLDERS OF BOTH THE COMPANY AND PREMARA ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, PREMARA AND THE PROPOSED MERGER. A free copy of these documents are available, and other filings containing information about the Company, are available, at the SEC’s Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to Select Bancorp, Inc., 700 W. Cumberland Street, Dunn, NC 28443, Attention: Mark Jeffries, Executive Vice President and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT BANCORP, INC.

Date: December 13, 2017	By:	/s/ Mark A. Jeffries
Mark A. Jeffries
Executive Vice President and Chief Financial Officer